Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004	2003

Earnings:
Income from continuing operations before income taxes	$24,953	$160,176	$220,015	$142,788	$250,223	$316,453	$299,380
Interest expense (excluding capitalized interest)(1)	12,420	50,421	55,294	56,661	56,604	32,851	19,241
Portion of rent expense under long-term operating leases representative of an interest factor	720	3,147	2,900	3,526	4,642	4,875	2,478

Total earnings	$38,093	$213,744	$278,209	$202,975	$311,469	$354,179	$321,099

Fixed charges:
Interest expense (including capitalized interest)(1)	$12,420	$50,421	$55,294	$57,051	$57,399	$33,299	$19,241
Portion of rent expense under long-term operating leases representative of an interest factor	720	3,147	2,900	3,526	4,642	4,875	2,478

Total fixed charges	$13,140	$53,568	$58,194	$60,577	$62,041	$38,174	$21,719

Ratio of earnings to fixed charges	2.9	4.0	4.8	3.4	5.0	9.3	14.8

(1)	Does not include interest expense related to uncertain positions recorded under Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which we adopted on January 1, 2007.